HERITAGE-CRYSTAL CLEAN, INC.

April 2, 2012
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	Heritage-Crystal Clean, Inc. Form S-3 File No. 333-179496

Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 179496, as thereafter amended (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the Registration Statement be accelerated so that it will be declared effective at 1:00 p.m., Eastern time on April 2, 2012, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness of this Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HERITAGE-CRYSTAL CLEAN, INC.

By:   /s/ Mark DeVita
Name:  Mark DeVita
Title:    Chief Financial Officer